Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC   20004-1404

202-239-3300

Fax: 202-654-4952

www.alston.com

Dennis O. Garris	Direct Dial: 202-239-3452	Email: dennis.garris@alston.com

January 29, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Michael R. Clampitt, Senior Counsel

Re: Suffolk Bancorp

Registration Statement on Form S-1

Filed January 4, 2013

File No. 333-184530

Dear Mr. Clampitt:

As you know, I represent Wellington Management Company, LLP (“Wellington Management”) with respect to the above referenced selling shareholder Form S-1 (the “Form S-1”) filed by Suffolk Bancorp (the “Issuer”) and the comments by the Staff that Wellington Management should identify a natural person at Wellington Management in the selling shareholder table.

In a telephone conversation on January 24, 2013, Michele Anderson, Chief of the Office of Mergers and Acquisitions and Jonathan Ingram, Deputy Chief Counsel, requested that we provide additional information in response to the Staff’s comments.  Specifically, the staff had a question about the following sentence in Wellington Management’s previous letter: “Instead, Wellington Management determines which individual or individuals will serve in such capacity, and is free to modify such arrangements at any time.”  We wish to clarify that there is not a specific individual that Wellington Management chooses to make all the voting and investment decisions for each client account.  As previously mentioned, Wellington Management’s investment management agreements with its clients ordinarily do not name a specific individual or individuals to manage an account and the agreements in this specific situation do not.  Therefore, beneficial ownership should not be attributed to any single individual within Wellington Management.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

January 29, 2013

Thank you for your timely consideration of this matter.  If you have any further questions or need any additional information please do not hesitate to contact me.

Sincerely,

/s/Dennis O. Garris

cc: David E. Shapiro, Esq.

      Wachtell, Lipton, Rosen & Katz